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SECURI 14049876 ON

Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39104

8-47089

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ING America Equities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Orange Way
(No. and Street)

Windsor (City) CT (State) 06095 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cynthia Grimm 610-425-4294
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

55 Ivan Allen Jr Blvd (Address) Atlanta (City) GA (State) 30308 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/28/14

OATH OR AFFIRMATION

I, Cynthia Grimm, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ING America Equities, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Tabitha E. Muñiz, Notary Public
West Chester Boro, Chester County
My Commission Expires Dec. 10, 2014
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Notary Public

Signature

Financial Operations Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

ING America Equities, Inc.
December 31, 2013
with Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

EY
Building a better
working world

ING America Equities, Inc.
Statement of Financial Condition
December 31, 2013

Contents

EY
Building a better working world

Ernst & Young LLP
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Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 5500
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Report of Independent Registered Public Accounting Firm

Member and Board of Directors
ING America Equities, Inc.

We have audited the accompanying statement of financial condition of ING America Equities, Inc. (the Company) as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EY
Building a better working world

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ING America Equities, Inc. at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2014

ING America Equities, Inc.
Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	1,696,286
Receivable from affiliates, including $116,225 receivable under tax sharing agreement		743,446
Accounts receivable, net of allowance of $81,946		25,876
Other assets		21,070
Total assets	$	2,486,678
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable	$	270,340
Payable to affiliates		330,363
Other liabilities		417
Total liabilities		601,120
Stockholder's equity:		
Common stock ($1.00 par value; 250,000 shares authorized; 150,000 shares issued and outstanding)		150,000
Additional paid-in capital		1,951,000
Accumulated deficit		(215,442)
Total stockholder's equity		1,885,558
Total liabilities and stockholder's equity	$	2,486,678

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Ownership

ING America Equities, Inc.'s (the "Company") business consists primarily of the wholesale distribution of variable life policies and annuity contracts on behalf of affiliated insurance companies. The Company operates as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Security Life of Denver Insurance Company ("SLD" or "Parent") and ultimately of ING U.S., Inc. ("ING U.S."), which was an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in the Netherlands.

ING divested 25% of ING U.S. on May 7, 2013, in ING U.S.'s initial public offering, and an additional 4% on May 31, 2013 following the exercise by the underwriters in the initial public offering of an option to purchase additional shares. ING Group divested an additional 14% of ING U.S. on October 29, 2013, in a registered offering, reducing its total ownership to 57% as of that date.

On April 11, 2013, ING U.S. announced plans to rebrand as Voya Financial, and in January 2014, ING U.S. announced additional details regarding the operational and legal work to rebrand. Based on current expectations, ING U.S., Inc. will change its legal name to Voya Financial, Inc. in April 2014, and in May 2014 its Investment Management business will rebrand to Voya Investment Management and its Employee Benefits business will begin using the Voya Financial Brand. Further, in September 2014, ING U.S.'s remaining businesses will begin using the Voya Financial brand and all remaining ING U.S. legal entities that currently have names incorporating the "ING" brand, including the Company, will change their names to reflect the Voya brand. ING U.S. anticipates that the process of changing all marketing materials, operating materials and legal entity names containing the word "ING" or "Lion" to the new brand name will take approximately 24 months.

The Company's securities transactions are primarily limited to life insurance and variable annuities. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers. Accordingly, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash represents cash on deposit.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2013 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING U.S., Inc. Generally, the Company's financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC 740) as if the Company were a separate taxpayer rather than a member of ING U.S., Inc.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. Effective January 1, 2013, the Company entered into a new tax sharing agreement with ING U.S., Inc. which provides that, for 2013 and subsequent years, ING U.S., Inc. will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

The Company did not have any deferred tax assets or liabilities at December 31, 2013. Since the Company reports no net income, it is expected that there will be no deferred tax or assets or liabilities created in future periods.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with Accounting Standards Codification ("ASC") Topic 740,

Income Taxes, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

During the first quarter 2013, the IRS completed its examination of the Parent's returns through tax year 2011. The 2011 audit settlement did not have a material impact on the Parent's financial statements. The Parent is currently under audit by the IRS, and it is expected that the examination of tax year 2012 will be finalized within the next twelve months. ING U.S. Inc. and the IRS have agreed to participate in the Compliance Assurance Program for the tax years 2012 through 2014.

4. Related Party Transactions

The Company distributes variable life policies and annuity contracts issued by SLD, ReliaStar Life Insurance Company ("RLI"), and ReliaStar Life Insurance Company of New York ("RLNY"), affiliates of the Company. The Company receives all of its commission revenue from the affiliated insurance companies which is passed through to retail broker-dealers as commission payments.

Pursuant to distribution service agreements with affiliated insurance companies, the Company receives compensation from the affiliated companies through an annual distribution fee.

The Company participates in administrative service agreements with affiliated insurance companies and ING U.S., Inc. for general business, administrative, and management services provided by the affiliated companies to the Company.

Amounts reported in the statement of financial condition related to transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly-owned subsidiary of its Parent.

5. Employee Benefits

The employees of the Company are covered by a variety of employee benefit plans (401(k), pension, and deferred compensation) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plan in 2013 and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by these affiliates were charged back to the Company for reimbursement.

6. Contingencies

The Company is party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company, its affiliates or the financial services industry. Such investigations and inquiries could result in regulatory action against the Company. The potential outcome of any such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on the Company.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital would exceed 12 to 1.

At December 31, 2013, the Company had net capital of $1,109,923, which was $1,069,848 in excess of its required net capital of $40,075. The Company's ratio of aggregate indebtedness to net capital at December 31, 2013 was .54 to 1.

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